LIMITED LIABILITY COMPANY AGREEMENT

OF

PATEK MYSELF SONG, LLC

(A Delaware Limited Liability Company)

Dated as of March 24, 2022

THE INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. THEREFORE, SUCH INTERESTS CANNOT BE RESOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF AT ANY TIME UNLESS THEY ARE REGISTERED UNDER SUCH ACT AND LAWS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE, AND THE HOLDER COMPLIES WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS AGREEMENT.

Patek Myself Song, LLC

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY AGREEMENT

OF

PATEK MYSELF SONG, LLC

This Limited Liability Company Agreement (this "**Agreement**") of Patek Myself Song, LLC, a Delaware limited liability company (the "**Company**"), is entered into as of March 24, 2022, by and among the Company, Opulous USA LLC, a Delaware limited liability company (the "**Manager**"), and the Persons (as defined below) listed in the books and records of the Company that become parties to this Agreement in accordance with its terms and are admitted to the Company as Members (as defined below).

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on January 27, 2022 (the "**Certificate of Formation**"), in accordance with the provisions of the Delaware Act (as defined herein);

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, state the following:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Additional Capital Contributions**" shall mean the contribution of cash, cash equivalents, or property in addition to the initial Capital Contributions.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b) debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority;

and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**BBA**" means the Bipartisan Budget Act of 2015.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b) immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c) the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Members, as of the following times:

(i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii) the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii) the liquidation of the Company within the meaning of the Code and the Treasury Regulations;

(d) *provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(e) the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to the Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to the Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(f) if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business**" has the meaning set forth in Section 2.05(a).

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.01.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Member Percentage Interest**” shall mean the number of Class A Units held by any Class A Member divided by the total number of Class A Units then outstanding held by all Class A Members, multiplied by 100.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" has the meaning set forth in the Preamble.

"**Company Interest Rate**" has the meaning set forth in Section 6.02(c).

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**Confidential Information**" has the meaning set forth in Section 12.03(a).

"**Covered Person**" has the meaning set forth in Section 8.01(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, codified in the Delaware Code, Title 6, Subtitle II, Chapter 18, as amended from time to time.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined jointly by the Members.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as Exhibit A.

"**Liquidator**" has the meaning set forth in Section 11.03(a).

"**Losses**" has the meaning set forth in Section 8.03(a).

“**Majority in Interest of the Members**” means the Members holding a majority of the Membership Interests of the Company.

"**Manager**" means, initially, Opulous USA LLC, a Delaware limited liability company, or such other Person as may be designated or become the Manager pursuant to the terms of this Agreement.

"**Member**" means (a) the Manager and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest of each Member shall be expressed in the form of Units or as a Percentage Interest and shall be as set forth on Schedule A or as maintained in book entry form by the Company’s transfer agent. Class A Members will hold Class A Membership Interests; Class B Members will hold Class B Membership Interests. At the date of this Agreement, there are no subsequent classes of Membership Interests.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with the Code Section 703(a) (where, for this purpose, all items of

income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(g) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(h) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(i) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(j) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(k) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(l) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Non-Manager**" means at any time the Member that is not the Manager.

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Officers**" has the meaning set forth in Section 7.02.

"**Percentage Interest**" shall mean the number of Units held by any Member divided by the total number of Units then outstanding held by all Members, multiplied by 100.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 9.01.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Related Party Agreement**" means any agreement, arrangement or understanding between the Company and any Member or any Affiliate of a Member or any officer or employee of the Company, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Revised Partnership Audit Rules**" has the meaning set forth in Section 10.04(c).

"**Secretary of State**" has the meaning set forth in the Recitals.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Tax Matters Representative**" has the meaning set forth in Section 10.04(a).

"**Taxing Authority**" has the meaning set forth in Section 6.02(b).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or any direct or indirect economic or voting interest) in any Membership Interests owned by a Person; *provided* that none of an issuance, disposition, redemption or repurchase of any equity securities in the ultimate parent entity of a Member shall be deemed to be a Transfer of Membership Interests, including by means of a disposition of equity interests in a Member or in a Person that directly or indirectly holds any equity interests in a Member. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Units**" shall be the measure by which each Member's Percentage Interest is determined, even though such ownership may be different from (more or less than) the Member's proportionate Capital Account. The Company is not obligated to issue certificates nor S-NFTs to represent any Units. Only Units owned by Members entitled to vote may vote on any matter as to which this Agreement requires or permits a vote. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 5.04 and Section 9.01 below, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. The Company shall not issue fractional Units. The Company is hereby authorized to issue fifty thousand (50,000) Class A Units and one thousand (1,000) Class B Units (the "**Authorized Units**"). Except authorized herein, the Company shall not issue any Units in excess of the Authorized Units without an affirmative vote of the Majority in Interest of the Members;

(a) "**Class A Units**" shall mean Units held by a Class A Member in his, her or its capacity as a Class A Member, and shall not be entitled to vote unless the right to vote is expressly granted by the Manager, this Agreement, or by Applicable Law.

(b) “**Class B Units**” shall mean Units held by a Class B Member in his, her, or its capacity as a Class B Member, and shall be entitled to vote on all matters presented to the Members for approval; and

(c) Subsequent classes of Units may be created by the Manager as provided herein and shall be designated by letters or in any other way the Manager may deem appropriate. Such Units, when authorized, shall mean Units held by a Member in such class or classes in his, her or its capacity as a Member, and shall hold such economic interest, right to vote, and other rights as may be specified by the managers in the resolutions establishing the class.

"**Withholding Advances**" has the meaning set forth in Section 6.02(b).

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
ORGANIZATION

Section 2.01 Formation.

(a) The Company was formed on January 27, 2022, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b) This Agreement shall constitute the "operating agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02 Name. The name of the Company is "Patek Myself Song, LLC" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to the Members of any change to the name of the Company.

Section 2.03 Principal Office. The principal place of business of the Company shall be at such place or places, within or without the State of Delaware as shall be designated, from time to time, by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.04 Registered Office; Registered Agent.

(a) For purposes of the Delaware Act, the registered office for service of process for the Company in the State of Delaware shall be located at 2140 South DuPont Hwy, Camden, DE 19934, and the name of the statutory agent of the Company at such registered office shall be Paracorp Incorporated. The Manager may change the registered office or agent for service of process for the Company from time to time as permitted under the Delaware Act and Applicable Law and shall give prompt notice of any such change to each of the Members.

Section 2.05 Purpose; Powers.

(a) The purposes of the Company are to engage in (i) any lawful business or activity for which limited liability companies may be legally formed under the Delaware Act; (ii) acquire, hold, maintain, and sell certain intellectual property rights; and (iii) any and all activities necessary or incidental thereto ((i), (ii) and (iii) collectively the "**Business**").

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07 No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state, and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section 2.08 Classes of Interests.

(a) The Company shall have multiple classes of Membership Interest as determined by the Manager. The initial classes of Membership Interests shall be:

(i) "**Class A Interests**" and the Members holding (and entitled to hold) such Membership Interests shall be "**Class A Members**." The Class A Interests are being issued in accordance with that certain offering (or offerings) of the Class A Interests of the Company in reliance on section 4(a)(6) of the Securities Act of 1933, as amended ("**Regulation Crowdfunding**"), and shall only be held by Persons who acquired such Membership Interests in connection with such Regulation Crowdfunding offering (or offerings) or Permitted Transferees following the close of such Regulation Crowdfunding offering(s).

(ii) "**Class B Interests**" and the Members holding (and entitled to hold) such Interests shall be "**Class B Members**."

(b) The Company is hereby authorized to issue fifty thousand (50,000) Class A Units and one thousand (1,000) Class B Units (the "**Authorized Units**"). Except authorized herein, the Company shall not issue any Units in excess of the Authorized Units without an affirmative vote of the Majority in Interest of the Members;

(c) The Manager has the power and the authority to issue additional Membership Interests and/or create new classes or series of Membership Interests at any time and from time to time.

Section 2.09 Conversion to Corporation. The Company may in the future convert from a limited liability company into a corporation by conversion, merger, or other transaction (a "**Conversion**"). Any such Conversion may be approved by the Manager in its sole and absolute discretion. In the event of any such Conversion, the Class A Members shall receive capital stock in the corporation in the form of preferred stock, and the Class B Members shall receive capital stock in the corporation in the form of common stock, and in each case with the rights, preferences, powers,

privileges, and the restrictions, qualifications, and limitations in substantially the same form as attributed to the Class A Units and Class B Units under this Agreement, respectively. In the event that the Manager approves such conversion, then, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.

ARTICLE III
CAPITAL ACCOUNTS

Section 3.01 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.01. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by:

(i) the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(c);

(ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.02 Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interest and, subject to Section 5.04, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI and ARTICLE XI in respect of such Membership Interest.

Section 3.03 Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.04 No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Manager, shall receive any interest, salary, management, or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.05 Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.01, if applicable.

Section 3.06 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE IV
MEMBERS

Section 4.01 Members; Initial Capital Contributions. The Class A Members of the Company are listed on the books and records of the Company, each of which has agreed to be bound by this Agreement and upon such agreement has been admitted to the Company. Each Class A Member's initial Capital Contribution is set forth in the books and records of the Company. The Class B Members of the Company are listed on the books and records of the Company, each of which has executed this Agreement and is hereby admitted to the Company as a Member. Each Class B Member's initial Capital Contribution, if any, is set forth in the books and records of the Company.

Section 4.02 Limited Liability.

(a) Except as otherwise provided in this Agreement or the Delaware Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

Section 4.03 Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Membership Interest, that it acknowledges that ownership of its Membership Interest does not provide it with direct ownership of the Company's assets, including but not limited to certain intellectual property rights in the musical composition titled, "Patek Myself" and it, pursuant to this Agreement, irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

Section 4.04 Meetings of the Members. The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager. If called, the Manager shall give written notice of the meeting to each Member not less than three (3) days before each meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Member signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all Persons participating in the meeting can speak to and hear each other. Such participation shall constitute presence in Person at the meeting.

Section 4.05 Other Activities. Except as otherwise provided herein, each of the parties hereto shall be entitled to engage in and/or possess any interest in other businesses and investment

ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

Section 4.06 Admission of New Members; Additional Capital Contributions.

(a) New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of this Section 4.06, or (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE IX, and in either case, following compliance with the provisions of Section 4.06(b) in the sole discretion of the Manager.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement or by other means, in the sole discretion of the Manager. Upon the amendment of Schedule A of the Agreement by the Manager or the transfer agent, as applicable, and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.01.

(c) No Class A Member shall be obligated to make any additional Capital Contributions to the Company.

(d) The Manager may require Members who are not Class A Members to make Additional Capital Contributions to the Company at such times and in such amounts as are determined by the Manager in his sole discretion. All such additional capital contributions, if any, shall be set forth in the books and records of the Company.

(e) All Capital Contributions under this Section 4.06 shall be credited to the contributing Member's Capital Account.

(f) No Member shall have any obligation to the Company or to any other Member's Capital Account. No interest shall be paid by the Company on any Capital Contributions.

Section 4.07 Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

Section 4.08 No Interest in Company Property. No assets (real or personal, tangible or intangible, including cash) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.09 Certificates; Tokenization of Class A Units.

(a) The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b) The Company intends that the Class A Units will be represented by certain blockchain-based digital tokens (each an "**S-NFT**"), which initially will be Algorand Standard Assets issued on the "Algorand Blockchain Protocol." The S-NFT is a digital representation of the Class A Units for each class; however, the Manager may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion.

(c) If the Manager shall issue certificates or S-NFTs representing Class A Units or Class B Units in accordance with Section 4.10(a) or Section 4.10(b), respectively, then in addition to any other legend required by Applicable Law, all certificates, or S-NFTs, representing issued and outstanding Class A Units or Class B Units, or other form of notation evidencing the underlying securities, shall bear a legend substantially in the following form:

> THE MEMBERSHIP INTERESTS REPRESENTED BY THIS [CERTIFICATE/S-NFT] ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS [CERTIFICATE/S-NFT] MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.
>
> THE MEMBERSHIP INTERESTS REPRESENTED BY THIS [CERTIFICATE/S-NFT] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE V
ALLOCATIONS

Section 5.01 Allocation of Net Income and Net Loss. For each Fiscal Year (or portion thereof), after giving effect to the special allocations set forth in Section 5.02, Net Income and Net Loss of the Company shall be allocated among the Members pro rata in accordance with their Membership Interests.

Section 5.02 Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a) If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-

2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Nonrecourse Deductions shall be allocated to the Members in accordance with their Membership Interests.

(d) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) The allocations set forth in paragraphs (a), (b), (c) and (d) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section 5.03 Tax Allocations.

(a) Subject to Section 5.03(b), Section 5.03(c) and Section 5.03(d), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b) Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c) If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value in Section 1.01, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d) Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e) Allocations pursuant to this Section 5.03 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other items pursuant to any provisions of this Agreement.

Section 5.04 Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of ARTICLE IX, Net Income, Net Losses and other items of income, gain, loss, and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.

ARTICLE VI
DISTRIBUTIONS

Section 6.01 Distributions of Cash Flow and Capital Proceeds.

(a) Any available cash or cash equivalents, including fiat currency or digital currencies including stable coins or cryptocurrencies, of the Company, after allowance for payment of all Company obligations then due and payable, including the Management Fee, debt service and operating expenses and for such reasonable reserves as the Manager shall determine, shall be distributed to the Members, on at least a quarterly basis if available, *pro rata* and *pari passu* as follows:

(i) *First*, 100% to each Class A Member until such Class A Member has received cumulative distributions pursuant to this Section 6.01(a)(i) equal to such Class A Member's aggregate Capital Contribution; and

(ii) *Second*, 100% of the remainder to Class A Members *pro rata* in proportion to their Class A Member Percentage Interest.

(b) If a Member has an unpaid Additional Capital Contribution that is overdue, any amount that otherwise would be distributed to such Member pursuant to Section 6.01(a) or ARTICLE XI (up to the amount of such Additional Capital Contribution, together with interest accrued thereon) shall not be paid to such Member but shall be deemed distributed to such Member and applied on behalf of such Member pursuant to Section 4.06.

(c) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law or if such distribution is prohibited by the LLC's then-applicable debt-financing agreements.

Section 6.02 Tax Withholding; Withholding Advances.

(a) **Tax Withholding.** Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Manager to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

(b) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Tax Matters Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 6.02(b) shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement.

(c) **Repayment of Withholding Advances.** Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to two and one half percent (2.5%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(ii) with the consent of the Manager, be repaid by reducing the amount of the next succeeding distribution or distributions to be made to such Member (which reduction amount shall be deemed to have been distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties that may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this Section 6.02(d) and the obligations of a Member pursuant to Section 6.02(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Membership Interests. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.02, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) **Overwithholding.** Neither the Company nor the Manager shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

ARTICLE VII
MANAGEMENT

Section 7.01 Management of the Company. The management and control of the Company shall be vested exclusively in the Manager, and the business and affairs of the Company shall be managed under the direction of the Manager. The Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager.

Section 7.02 Officers The Manager may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 7.03 Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the purposes of the Company as set forth in Section 2.05, to carry out any

and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

(a) acquire, hold, maintain, and sell intellectual property rights;

(b) borrow or raise monies, on behalf of the Company; however, the Manager shall not have the power to use Company assets, including its intellectual property rights associated with the musical composition titled, "Patek Myself" as collateral against any such financings;

(c) open, maintain and close bank accounts and brokerage accounts in the name of the Company as a whole and draw checks or other orders for the payment of monies in respect thereof;

(d) do any and all acts and things on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

(e) approve the disclosure by Members of the Company's confidential information;

(f) defer and/or offset distributions to the Members in order to satisfy liabilities of the Company (including indemnification obligations) or recoup prior expenditures relating thereto;

(g) adjust allocations to Members in order to effectuate the economic arrangements of the Members;

(h) modify allocations of profits and losses, and all items of income, gain, loss, deduction, and credit in order to comply with the Code section 704 and the Regulations promulgated thereunder;

(i) distribute available cash or property from the Company to the Members, at such times and in such amounts as determined by the Manager in his sole discretion;

(j) collect unpaid interest in connection with any tax withholding from amounts otherwise distributable to a Member or through exercise of any and all rights and remedies available to a creditor;

(k) require Members who are not Class A Member to make Additional Capital Contributions to the Company, at such times and in such amounts as determined by the Manager in his sole discretion;

(l) organize one or more corporations, partnerships, or other entities (foreign or domestic) formed to hold record title, as nominee for the Company, to securities or funds attributable to the Company;

(m) engage, terminate and/or replace personnel, whether part-time or full-time, attorneys, accountants, appraisers, transfer agent, or other advisers or such other Persons as it may deem necessary or advisable;

(n) compensate any Member for services rendered by such Member to the Company;

(o) approve a Conversion and take any and all actions as are reasonably necessary to give effect to such Conversion;

(p) approve an Approved Sale of the Company;

(q) approve the withdrawal of capital from the Company by a Member;

(r) approve the transfer of Membership Interests by a Member,

(s) admit a substituted Member;

(t) resign and appoint an Affiliate of the Manager as the Manager of the Company;

(u) dissolve and wind up the affairs of the Company;

(v) amend or modify this Agreement, subject to the limitations contained herein;

(w) remove any officer of the Company, with or without cause, subject to any employment agreement or other similar written agreement between the Company and such officer; and

(x) authorize any Member, employee, or other agent to act for, or on behalf of, the Company as to the foregoing and all matters pertaining hereto.

Section 7.04 Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action it has determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "investment company" as such term is defined in the Investment Company Act; (ii) each of the Company, the Members, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Interest in the Company, services provided to or by the Company, as applicable; and (iii) each of the Company, the Members, the Manager, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, including, without limitation:

(a) making structural, operating, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation; *provided* that such amendment does not have a material adverse effect on the Members as a whole;

(i) requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or

(ii) dissolving the Company.

(b) Any action taken by the Manager pursuant to this Section 7.04 shall not require the approval of any Member.

Section 7.05 Other Activities. Nothing contained in this Agreement shall prevent any Member, including the Manager, or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

Section 7.06 Compensation and Reimbursement of Manager.

(a) **Reimbursement and Expenses**. Except as otherwise provided herein, the Manager shall not be compensated for its services as the Manager, but the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities,

including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year. In no event shall the reimbursement of expenses incurred by Manager on behalf of the Company be greater than the Management Fee (as defined below)(i.e. 7.5% of the Company's quarterly gross revenue).

(b) **Management Fee**. In consideration for its services, the Manager receives a management fee (the "**Management Fee**") paid quarterly in arrears equal to 7.5% of the Company's quarterly gross revenue.

Section 7.07 Removal or Resignation of Manager. The Manager may not be removed. The Manager may resign and appoint a new Manager, including an Affiliate of the Manager, as the Manager of the Company without the consent of any Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.

Section 7.08 Events Affecting the Manager. If the Manager withdraws, resigns, or dies without appointing a successor Manager, then a successor Manager may be promptly appointed by vote of the Majority in Interest of the Members. The death, withdrawal, bankruptcy, dissolution, liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by the Manager or any successor entity.

ARTICLE VIII
EXCULPATION AND INDEMNIFICATION

Section 8.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, including the Manager; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent, or representative of each Member, and each of their Affiliates; and (iii) each Officer, employee, agent, or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach or knowing violation of this Agreement by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

Section 8.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be

implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 8.03 Indemnification.

(a) **Indemnification.** To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii) such Covered Person being or acting in connection with the Business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee, or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on him or it by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement by such Covered Person. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement.

(b) **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this

Section 8.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 8.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 8.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d) **Entitlement to Indemnity.** The indemnification provided by this Section 8.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(e) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(g) **Savings Clause.** If this Section 8.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 8.03 to the fullest extent permitted by any applicable portion of this Section 8.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) **Amendment.** The provisions of this Section 8.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 8.03 is in effect, on the other hand, pursuant to which the Company and

each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 8.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 8.04 Survival. The provisions of this ARTICLE VIII shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE IX
TRANSFER

Section 9.01 Restrictions on Transfer.

(a) Except as otherwise provided in this ARTICLE IX, no Member shall Transfer all or any portion of its Membership Interest in the Company without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager) (a "**Permitted Transfer**"). No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.06(b) hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 9.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Membership Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes; or

(v) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended.

(c) Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and

benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 9.02 Other Permitted Transfers. The provisions of Section 9.01(a) shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to its Affiliate.

Section 9.03 Involuntary Transfers. In the event that the Membership Interest owned by any Member shall be subject to an involuntary Transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary Transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary Transfer, (c) a Transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Interests or Class B Interests) unless such Transfer constitutes a Permitted Transfer, or (d) Disability (each such subsections (a) through (e), an "**Involuntary Transfer**"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed Transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Membership Interest is to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Membership Interest held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed Transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.

Section 9.04 Approved Sale; Drag Along. If the Manager approves a sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

Section 9.05 No Withdrawal.

(a) So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member.

(b) Notwithstanding Section 4.08(a), the Manager may require a Member to withdraw all or any portion of its Membership Interest in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01 Financial Statements. The Company shall furnish to each Member the following reports:

(a) **Annual Financial Statements.** As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, unaudited balance sheets of the Company as at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year.

Section 10.02 Inspection Rights. Class A Members will not have any inspection rights whatsoever. Upon reasonable notice from a Class B Member, the Company shall afford such Class B Member and its Representatives access during normal business hours to (i) the Company's offices, (ii) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members (including the Manager), and to permit each Class B Member and its Representatives to examine such documents and make copies thereof or extracts therefrom; and (iii) any Officers, senior employees and accountants of the Company, and to afford each Class B Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with such Officers, senior employees and accountants (and the Company hereby authorizes such employees and accountants to discuss with such Member and its Representatives such affairs, finances and accounts); *provided* that (x) the requesting Class B Member shall bear its own expenses and all reasonable expenses incurred by the Company in connection with any inspection or examination requested by such Class B Member pursuant to this Section 10.02 and (y) if the Company provides or makes available any report or written analysis for any Class B Member pursuant to this Section 10.02, it shall promptly provide or make available such report or analysis to or for any other Class B Member.

Section 10.03 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. The Manager in its sole and absolute discretion may make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 10.04 Tax Matters Representative.

(a) **Appointment; Resignation.** The Members hereby appoint the Manager as the "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Members hereby appoint Miles Carroll as the sole Person authorized to act on behalf of the Tax Matters Representative in US federal tax audits and proceedings (the "**Designated Individual**"). The Designated Individual may resign at any time. The Designated Individual may be removed at any time by the Tax Matters Representative. The Tax Matters Representative shall resign if it is no longer a Member, and the Designated Individual shall resign if it is no longer a Member of Patek Myself Song, LLC. In the event of the resignation of the Tax Matters Representative, the Non-Manager shall select a replacement. In the event of the resignation or removal of the Designated Individual, the Tax Matters Representative shall select a replacement.

(b) **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c) **US Federal Tax Proceedings.** To the extent permitted by applicable law and regulations, the Tax Matters Representative shall cause the Company to annually elect out of

the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the BBA (the "**Revised Partnership Audit Rules**") pursuant to Code Section 6221(b). For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative shall cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.02(c).

(e) **Section 754.** The Tax Matters Representative will make an election under Code Section 754, if requested in writing by another Member.

(f) **Indemnification.** The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 10.05 Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 7.02) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year.

Section 10.06 Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Manager to dissolve the Company;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04.

Section 11.03 Liquidation. If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) **Liquidator.** The Manager shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *third*, to the Members in the same manner as distributions are made under and pursuant to Section 6.01.

(d) **Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, upon unanimous consent of the Members, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 11.04 Cancellation of Articles. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 8.03.

Section 11.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.

ARTICLE XII
MISCELLANEOUS

Section 12.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 12.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03 Confidentiality.

(a) Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in Section 12.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Member; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 12.03 as if a

Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 12.03 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 12.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Member or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Member under this Section 12.03 shall survive (i) the termination, dissolution, liquidation and winding up of the Company, and (ii) such Member's Transfer of its Membership Interests.

Section 12.04 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

If to the Company:	Address:	Patek Myself Song, LLC 3415 South Sepulveda Boulevard, Suite 1100 Los Angeles, California 90034
	Email:	info@opulous.org
	Attention:	Ard Adz Team
If to Manager:	Address:	Opulous USA LLC 3415 South Sepulveda Boulevard, Suite 1100 Los Angeles, California 90034
	Email:	info@opulous.org
	Attention:	Ard Adz Team

Section 12.05 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 12.06 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 8.03(g), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.07 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 12.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 12.09 No Third-Party Beneficiaries. Except as provided in ARTICLE VIII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.10 Amendment. This Agreement may be amended or modified from time to time only by the written consent of the Manager; provided, however, that no such amendment may: (a) modify the limited liability of a Member; modify the indemnification and exculpation rights of any indemnified party under this Agreement; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, including the creation of a new class of Units, in each case, without the consent of a Majority in Interest of the Members so affected or each such indemnified party, as the case may be; or (b) amend or waive any provision of this Section 12.10.

Section 12.11 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 12.11 shall diminish any of the explicit and implicit waivers described in this Agreement.

Section 12.12 Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.13 Arbitration. Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement, shall be administered by the American Arbitration Association (the "***AAA***") under its Commercial Arbitration Rules and Mediation Procedures ("***Commercial Rules***"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the

other parties. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS THAT MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, PARTIES WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based.

Section 12.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and arbitration costs.

Section 12.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 8.02 to the contrary.

Section 12.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Patek Myself Song, LLC, a Delaware limited liability company

By: Its Manager, Opulous USA LLC, a Delaware limited liability company

By:________________________________
Name: Jay Moore
Title: Chief Executive Officer

The Manager:

Opulous USA LLC, a Delaware limited liability company

By:_________________________________
Name: Jay Moore
Title: Chief Executive Officer

The Class B Member:

Opulous USA LLC, a Delaware limited liability company

By:_________________________________
Name: Jay Moore
Title: Chief Executive Officer

EXHIBIT A

FORM OF JOINDER AGREEMENT

PATEK MYSELF SONG, LLC
LIMITED LIABILITY COMPANY
AGREEMENT

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the __________.

For Individuals:

____

Signature of Investor

Print Name:______________________

For Investors other than Individuals:

____

Legal Name of Investor

____

Authorized Signature

By:______________________________

Title:____________________________

THE CLASS A UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR UNDER APPLICABLE STATE SECURITIES LAWS. SUCH CLASS A UNITS ARE BEING OFFERED AND SOLD UNDER EXEMPTIONS FROM REGISTRATION PROVIDED BY SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CF PROMULGATED THEREUNDER. ACCORDINGLY, THE CLASS A UNITS WILL HAVE TRANSFER RESTRICTIONS. NO CLASS A UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF.

SCHEDULE A

MEMBERS SCHEDULE

Member Name and Address	Class of Membership Interest	Membership Interest (#Units)	Percentage Interest
Opulous USA LLC	CLASS B	1,000	100%
[MEMBER NAME AND ADDRESS]	[CLASS A/CLASS B]	[# UNITS]	[PERCENTAGE]
Total:		#	100%